Post-Effective
                                                    Amendment No. 9 to
                                                    SEC File No. 70-6903





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                 Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605

               (Name of company filing this statement and address
                         of principal executive office)

                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Scott Guibord, Secretary                120 West 45th Street
Michael J. Connolly, Esq.               New York, New York  10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962


                   (Names and addresses of agents for service)



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          JCP&L  hereby  post-effectively  amends its  Application  on Form U-1, docketed in SEC File No. 70-6903, as follows:
            A. By Orders dated November 16, 1983 (HCAR No. 23121), November 19, 1984 (HCAR No. 23486), July 30, 1985 (HCAR No. 23773), June 27, 1986 (HCAR No.
24138), January 17, 1990 (HCAR No. 25007) and October 24, 1994 (HCAR No. 26149),
the Commission, among other things, authorized JCP&L to acquire from time to time until December 31, 1999, up to $15 million of obligations of its electric customers, and to incur up to $750,000 of administrative and other related expenses, arising from such customers' participation in the following energy conservation programs:
            (1) Home Energy Loan  Program;
            (2) Solar Water  Heating  Conversion  Program; and
            (3) Electric Heat Conversion Program.
            B. The acquisition of such obligations by JCP&L was designed to facilitate the financing of energy-saving improvements and thereby promote energy conservation. Such energy conservation programs had been approved by an Order of the New Jersey Board of Public Utilities ("NJBPU"), dated August 3, 1983, implementing a previous NJBPU Order, dated December 1, 1982, mandating all New Jersey utilities, including JCP&L, to develop and institute programs for financing their customers' purchase and installation of energy-saving products or conservation measures. Such customer obligations consist of notes evidencing disbursements made by JCP&L to contractors on



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behalf of these  customers  or directly to the customer in  connection  with the foregoing programs.

            C. In its Application, JCP&L had stated that if it were necessary to continue the financing program beyond the date authorized by the Commission, it would seek a further Order of the Commission by post-effective amendment in this docket.
            D. Consequently, by this post-effective amendment, JCP&L requests authorization to extend, until December 31, 2004, the time during which it may acquire such customer obligations (up to the aforesaid amount of $15 million) and incur administrative and other related expenses (up to the aforesaid aggregate amount of $750,000). In all other respects, the transactions as heretofore authorized by the Commission would remain unchanged. Through July 31, 1999, JCP&L had acquired, from the date of the inception of the energy conservation programs, obligations of its customers in the aggregate amount of $8,419,180, of which approximately $550,000 was outstanding on July 31, 1999, and had incurred administrative and other related expenses in the aggregate amount of $520,474.
            E.    Rule 53 Analysis
                  (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its average "consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 1999, GPU's average consolidated retained

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earnings was  approximately  $2.316 billion,  and GPU's aggregate  investment in
EWGs and FUCOs was approximately $2.168 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $148 million in EWGs and FUCOs.
            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
               (A) For each United States EWG in which GPU directly or indirectly holds an interest:
                  (1)   the  books  and  records  for  such  EWG will be kept in
                        conformity   with  United  States   generally   accepted
                        accounting principles ("GAAP");
                  (2) the financial statements will be prepared in accordance with GAAP; and
                  (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
               (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:
                  (1) the books and records for such subsidiary will be kept in accordance with GAAP;
                  (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

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1     Including the effect of the July 1999 Midlands Electricity plc purchase.

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                  (3)   GPU directly or through its  subsidiaries  undertakes to
                        provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.
               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:
                  (1) such entity to maintain books and records in accordance with GAAP;
                  (2) the financial statements of such entity to be prepared in accordance with GAAP; and
                  (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will
                        provide  the   Commission  on  request  copies  of  such
                        materials   as  are  made   available  to  GPU  and  its
                        subsidiaries.  If and to the extent  that such  entity's
                        books,   records  or   financial   statements   are  not
                        maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the


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                  extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                  (iii) (B) of Rule 53.
            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.
            (iii) Copies of this Post-Effective Amendment are being provided to the NJBPU and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries. In addition, GPU will submit to each such commission copies of any further post-effective amendments to this Application and any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transaction.
               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated

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2  Pennsylvania   Electric   Company   ("Penelec"),   one  of  GPU's   operating
subsidiaries, is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
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                     retained  earnings is the subject of any pending bankruptcy or similar proceeding.
               (B)   GPU's average  consolidated  retained earnings for the four
                     most  recent  quarterly   periods   (approximately   $2.316
                     billion) represented an increase of approximately $96.9 million (or approximately 4%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.219 billion).
               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1998 in excess of 5% of GPU's December 31, 1998 consolidated retained earnings.
            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application.
The  transactions  would  not,  by  themselves,   or  even  when  considered  in
conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the

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financial  integrity  of the GPU system,  or an adverse  impact on GPU's  public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 60.7% debt.
            GPU's June 30, 1999 consolidated capitalization consists of 43.1% equity and 56.9% debt. Thus, since the date of the November 5 Order, there has been no adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.
            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1992 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have

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3 The first  mortgage bonds of GPU's  operating  companies,  Penelec,  JCP&L and
Metropolitan Edison Company, are rated A+ by Standard & Poors Corporation, and A2, Baa1 and A3, respectively, by Moody's Investor Services, Inc.

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contributed  positively to  consolidated  earnings,  excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.
            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at June 30, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.
            F. The estimated fees, commission and expenses to be incurred in connection herewith will be supplied by further post-effective amendment.
            G. JCP&L believes that the proposed transactions may be subject to Sections 9(a) and 10 of the Act.
            H. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.
            I. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in any event not later than November 15, 1999. It is further requested that (i) there not be a

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4 As discussed  in the  November 5 Order,  GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity plc.

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recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.
            J. The following exhibits and financial statements are filed in Item 6 thereof:
            (a)   Exhibits
                  A     -     Not Applicable.

                  B     -     Not Applicable.

                  C     -     None.

                  D     -     None.

                  E     -     Not Applicable.

                  F - Opinion of Berlack, Israels & Liberman LLP -- to be filed by further post-effective amendment.

                  G     -     Financial Data Schedule.

                  H     -     GPU Actual and Pro Forma Capitalization Table.

                  I     -     Proposed Notice.

            (b)   Financial Statements:

                  1     -   JCP&L Balance  Sheets,  actual and pro forma,  as at
                            June 30,  1999,  Statements  of Income and  Retained
                            Earnings, actual and pro forma, for the twelve months ended June 30, 1999; pro forma journal entries.

                  2     -   GPU  Consolidated  Financial  Statements  have  been
                            omitted as the proposed transactions will not have a material effect thereto.




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                  3     -   None.

                  4     -   None,   except   as  set   forth  in  the  Notes  to
                            Financial Statements.

            K. No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transaction. Reference is made to paragraph H hereof regarding regulatory approvals with respect to the proposed transactions.



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                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

Date:       September 15, 1999




                              Jersey Central Power & Light Company



                              By:  /s/ T. G. Howson
                                   ------------------------------
                                   T. G. Howson
                                   Vice President and Treasurer



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